ENTERTAINMENT GAMING ASIA INC.

Unit C1, Ground Floor, Koon Wah Building

No. 2, Yuen Shun Circuit

Yuen Chau Kok, Shatin

New Territories, Hong Kong SAR

October 28, 2014

VIA EDGAR

Pamela Long, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Entertainment Gaming Asia Inc. Registration Statement on Form S-1 Filed August 13, 2014 File No. 333-198099

Dear Ms. Long:

Entertainment Gaming Asia Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Eastern Time, on Thursday, October 30, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENTERTAINMENT GAMING ASIA INC.

By:	/s/ Clarence Chung
Clarence Chung, Chief Executive Officer